



Filed pursuant to Rule 497(a)
File No. 333-237586
Rule 482ad

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – 3Q 2020

EAGLE POINT
CREDIT COMPANY

NOVEMBER 17, 2020

IMPORTANT INFORMATION



This report and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. (the "Company") or any of its affiliates. This report is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither Eagle Point Credit Management LLC nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income with the secondary objective to generate capital appreciation, primarily through investment in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

TABLE OF CONTENTS



INTRODUCTION TO
EAGLE POINT CREDIT COMPANY







INTRODUCTION TO ECC

Company and Adviser Overview

EAGLE POINT CREDIT COMPANY

The Company: Eagle Point Credit Company Inc. (ECC)

IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or "CLOs"
Total Market Capitalization	▪ $393.1 million[1]
Distributions	▪ Monthly common distribution of $0.08 per share (current distribution rate of 12.0%)[2] ▪ $13.88 cumulative common distribution per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC

History	▪ Eagle Point Credit Management LLC ("Eagle Point" or the "Adviser") was formed in 2012 by Thomas Majewski and Stone Point Capital LLC
Asset Under Management	▪ Approximately $3.6 billion[3] managed on behalf of institutional, high net worth and retail investors

1. Combined market capitalization of ECC, ECCB, ECCX and ECCY based on securities outstanding as of September 30, 2020 and market prices as of October 30, 2020.
2. As of September 30, 2020. Based on ECC's closing market price of $8.00 per share on October 30, 2020 and frequency of regular distributions declared since April 2020. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As of September 30, 2020 and inclusive of capital commitments that were undrawn as of such date, as well as amounts managed by Eagle Point Income Management LLC, an affiliate of the Adviser.



INTRODUCTION TO ECC

ECC Highlights

CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 26 of the past 28 years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments, and each member of the senior investment team is a CLO industry specialist who has been directly involved in the CLO market for the majority of his career
Differentiated Investment Strategy and Process	▪ ECC pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $13.4 million invested in securities issued by ECC[2]

Past performance is not indicative of, or a guarantee of, future performance.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down full calendar years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. As of September 30, 2020, the CSLLI and S&P/LSTA Leveraged Loan Index had each experienced a negative total return on a year-to-date basis.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2020 (based on market values as of October 30, 2020).

INTRODUCTION TO ECC
Cumulative Distributions Per Share Of Common Stock



ECC currently pays a monthly distribution of $0.08 per share[1]

ECC Cumulative Distributions Per Share[2]

2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
Q3 2020	$13.88

■ Regular Distributions ■ Special Distribution

1. Based on frequency of regular distributions declared since April 2020.
2. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



For the period of October 7, 2014 – October 30, 2020:

- ECC generated a total return[1] of –7.58% versus -0.15% for the Wells Fargo BDC Index[2] (annualized net total return of -1.29% for ECC versus -0.02% for the Wells Fargo BDC Index)

- ECC traded at an average premium to book value of 13.0% during a time in which the Wells Fargo BDC Index[2] has traded at an average discount of -7.1%

Value of $100 Invested	Price to Book Ratio[3]





Past performance is not indicative of, or a guarantee of, future performance.

1. Total return is calculated as the percent change in the value of $100 invested during the period and assumes that any dividends or distributions are reinvested as at the applicable payment date. Future results may vary and may be higher or lower than those shown.

2. The Wells Fargo BDC Index is intended to measure the performance of all Business Development Companies (BDCs) that are listed on the New York Stock Exchange or NASDAQ and satisfy market capitalization and other eligibility requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.

3. Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

EAGLE POINT CREDIT COMPANY

12.0%
Current Distribution Rate[1]

83
Number of Resets Refis Re-Pricings Calls[2]

$0.08
Monthly Distribution[1]

17
Average Years of CLO Experience of Senior Investment Team

98.1%
Exposure to Floating Rate Senior Secured Loans[3]

Number of Underlying Loan Obligors[3]
1,484

85
Number of CLO Equity Securities[3]

28
Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance.

1. As of September 30, 2020. Based on ECC's closing market price of $8.00 per share on October 30, 2020 and frequency of regular distributions declared since April 2020. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through September 30, 2020.
3. As of September 30, 2020.



Securities Outstanding

Adviser and Senior Investment Team have $13.4 million invested in ECC, ECCB, ECCY and ECCX[1]

Common Stock	
NYSE Ticker	ECC
Description	Common Stock
Market Cap[2]	$254.1mm
Price per Share[2]	$8.00
Current Distribution[3]	$0.08
Current Distribution Rate[3]	12.00%
Payment Frequency	Monthly
Maturity Date	N/A
Callable Date	N/A
Market Value Held by Adviser and Senior Investment Team[1]	$12.6mm

Preferred Stock and Unsecured Notes			
NYSE Ticker	ECCB	ECCY	ECCX
Description	Series B Term Preferred Stock Due 2026 ($25 Liquidation Preference)	Unsecured Notes Due 2027 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Principal	$47.1mm	$28.9mm	$64.8mm
Price per Share[2]	$24.84	$24.75	$24.52
Coupon	7.75%	6.75%	6.6875%
Yield to Maturity[2]	7.90%	7.05%	7.12%
Payment Frequency	Monthly	Quarterly	Quarterly
Maturity Date	10/30/2026	9/30/2027	4/30/2028
Callable Date	10/30/2021	Callable	4/30/2021
Market Value Held by Adviser and Senior Investment Team[1]	$59.2K	$460.9K	$280.5K

Past performance is not indicative of, or a guarantee of, future performance.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2020 (based on market values as of October 30, 2020).
2. Reflects securities outstanding as of September 30, 2020 and market price as of October 30, 2020. Yield is shown to the stated maturity based on market prices as of October 30, 2020. Called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $8.00 per share on October 30, 2020 and frequency of regular distributions declared on April 2020. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**





SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS

EAGLE POINT
CREDIT COMPANY









INTRODUCTION TO ECC

Experienced Senior Investment Team

EAGLE POINT CREDIT COMPANY

Thomas Majewski
Chief Executive Officer
Member of ECC's Board of Directors

25 Years in Financial Services

19 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Founder of Eagle Point

- Longstanding experience as a CLO industry investor and investment banker
- Former Head of CLO Banking at RBS and Merrill Lynch

Daniel Ko
Principal and Portfolio Manager

14 Years in Financial Services

14 Years in CLO Industry

Background

Direct experience in the CLO market dating back to 2006

CLO structuring specialist

- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling projected deal cash flows, negotiating deal terms with both debt and equity investors and coordinating the rating process

Daniel Spinner, CAIA
Principal and Portfolio Manager

24 Years in Financial Services

18 Years in CLO Industry

Background

Direct experience in the CLO market dating back to the late 1990s

Manager evaluation and diligence specialist

- Former Investment Analyst at 1199SEIU responsible for the private equity, special opportunities credit, and real estate portfolios
- Former Co-Founder of Structured Capital Partners, a financial holding company formed to invest in CLO and structured credit managers
- Former investment banker JPMorgan Securities, focused on asset management firms including CLO collateral managers

Private Equity Approach to Fixed Income Investing



Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than to the typical process used by many investors in fixed income securities

Investment Strategy and Process	- Proactive sourcing of investment opportunities - Utilization of our methodical and rigorous investment analysis and due diligence process - Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments - Ongoing monitoring and diligence
Objective of the Process	- Outperformance relative to the CLO market – In the primary market, we seek to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.



CLO EQUITY OVERVIEW



CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



We believe that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

■ CLOs with positive equity returns

■ CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

Past performance is not indicative of, or a guarantee of, future performance.
Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.
1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as US broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period) and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon as such. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risk, such as lack of liquidity, macroeconomic factors and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as at November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present or future. **Additional information relating to this analysis is available upon request.**
2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market

U.S. Leveraged Loans Outstanding[1]



U.S. CLO Outstanding[2]



Demand for Institutional Leveraged Loans[1]



U.S. Leveraged Loans Fund Flows[4]



1. Source: S&P LCD. As of September 30, 2020.
2. Source: Refinitive Leveraged Loan Monthly. As of September 30, 2020.
3. CAGR is an abbreviation for Compound Annual Growth Rate.
4. Source: JP Morgan.

15


From 1992 through 2019, the CSLLI generated positive total returns in 26 of the 28 calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]



Past performance is not indicative of, or a guarantee of, future performance.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the S&P/LSTA Leveraged Loan Index experienced only two down years (2008 and 2015 with returns of -29.1% and -0.7%, respectively). The S&P/LSTA Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. As of September 30, 2020, the CSLLI and S&P/LSTA Leveraged Loan Index had each experienced a negative total return on a year-to-date basis.

Source: Credit Suisse. Data as of September 30, 2020.

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]

Illustrative Obligor Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
• Cash • Receivables • Inventory • Property • Plant • Equipment • Brands/Logos • Intangibles • Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity Dividends restricted while Senior Secured Loan is outstanding	**30-50%**

Illustrative purposes only. The actual capital structure of a borrower will vary.

Moody's Average Recovery Rate (1987–2016)[3]



Source: Moody's Investor Service – Annual Default Study: Corporate Default and Recovery Rates, 1920-2016.

Past performance is not indicative of, or a guarantee of, future performance.
1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when LIBOR is above the average LIBOR floor on a CLO's underlying assets. However, CLO equity is still subject to other forms of interest rate risk.
2. Loan-to-value is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. No representation is being made as to the applicability of historical relative recovery rates for future periods. The information shown herein is for background purposes only.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range

EAGLE POINT CREDIT COMPANY

The current CSLLI spread is approximately 51 bps higher than the average of 304 bps

Credit Suisse Leveraged Loan Index ("CSLLI") Spread[1]


450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Average
Average: 304 bps
247
244
233
229
254
240
238
264
284
287
303
317
286
256
255
258
270
307
352
376
409
386
386
387
391
357
348
359
355
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
YTD 2020

Past performance is not indicative of, or a guarantee of, future performance.

Source: Credit Suisse. Data as of September 30, 2020.

1. The average calculation is based on Credit Suisse Leveraged Loan Index year-end values from 1992 to 2019. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index.



Loan repayments provide capital for reinvestment within CLOs

Annual Repayment Rate

Legend: Annual Repayment Rate | Average

Year	Rate
2003	48.9%
2004	56.4%
2005	48.2%
2006	44.7%
2007	37.3%
2008	8.8%
2009	14.8%
2010	26.9%
2011	40.1%
2012	38.7%
2013	46.9%
2014	27.6%
2015	21.1%
2016	29.6%
2017	38.1%
2018	24.1%
2019	21.7%
YTD 2020	18.2%

23.6% Cumulative Repayments (2008–2009)

Average: 32.9%

Source: S&P LCD. Data as of September 30, 2020.

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



ECC invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-8 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1. Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 8 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to repaid at par.





ECC SUPPLEMENTAL INFORMATION

EAGLE POINT
CREDIT COMPANY

ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)	Q1 2020 (Unaudited)	Q4 2019	Q3 2019 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.29	$0.29	$0.36	$0.27	$0.37
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	(0.06)	0.00	(0.02)	(0.04)	0.00
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.23	$0.29	$0.34	$0.23	$0.37
Non-Recurring Losses and Expenses[2,3]	$0.00	($0.01)	($0.01)	$0.00	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.23	$0.28	$0.33	$0.23	$0.37
Portfolio Cash Distributions Received[2,4,5]	$0.62	$0.68	$1.00	$1.08	$1.05
Less Cash Received on CLOs called[2]	0.09	0.00	0.10	0.00	0.03
Recurring Portfolio Cash Distributions Received[2,6]	$0.53	$0.68	$0.90	$1.08	$1.02
Common Share Distributions Paid[7]	($0.24)	($0.24)	($0.60)	($0.60)	($0.60)
Total Company Expenses[2,8]	(0.22)	(0.23)	(0.24)	(0.26)	(0.30)
Total Common Share Distributions and Expenses[2]	($0.46)	($0.47)	($0.84)	($0.86)	($0.90)
Common Share Market Price (period end)	$8.62	$7.11	$6.84	$14.61	$15.77
Net Asset Value (period end)	$8.45	$7.45	$6.12	$10.59	$11.45
$ Premium / (Discount)	$0.17	($0.34)	$0.72	$4.02	$4.32
% Premium / (Discount)	2.0%	-4.6%	11.8%	38.0%	37.7%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$352.71	$292.82	$229.70	$375.06	$400.27
CLO Debt	26.00	33.77	17.24	37.33	29.68
Loan Accumulation Facilities	18.26	13.68	28.26	16.35	8.37
Cash	6.12	22.26	21.22	32.87	57.03
Receivables and Other Assets	39.26	34.88	18.58	13.15	24.69
Liabilities					
Notes (Net of Deferred Issuance Costs)	(92.44)	(87.55)	(82.80)	(99.75)	(99.50)
Preferred Stock (Net of Deferred Issuance Costs)	(45.39)	(45.34)	(45.28)	(67.50)	(67.41)
Payables and Other Liabilities	(36.33)	(28.63)	(4.46)	(4.24)	(42.03)
Net Assets	$268.19	$235.89	$182.46	$303.27	$311.10
Weighted Avg of Common Shares for the period	31,739,545	30,288,915	29,510,496	27,739,197	26,540,392
Common Shares Outstanding at end of period	31,757,115	31,675,534	29,794,460	28,632,119	27,164,078

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2019 Annual Report and 2020 Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q2 2020 results include non-recurring expense acceleration of unamortized costs associated with the Company's previous shelf registrations and "at-the-market" offering program. Q1 2020 results include non-recurring expenses associated with the accelerated amortization related to the redemption of 7.75% Series A Term Preferred Stock due 2022.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activities of $0.00, $0.00, $0.02, $0.01 and $0.02 per share for the periods of Q3 2020, Q2 2020, Q1 2020, Q4 2019 and Q3 2019, respectively.
6. See note 3 on page 23.
7. See note 5 on page 23.
8. Includes operational and administrative expenses, interest expense, management and incentive fees.



ECC Portfolio Cash Coverage Per Common Share[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Total	$1.02	$1.08	$0.90	$0.68	$0.53
Cash Received in Excess of Common Share Distributions and Total Company Expenses	$0.12	$0.22	$0.06	$0.21	$0.07
Total Company Expenses	$0.30	$0.26	$0.24	$0.23	$0.22
Common Share Distributions Paid	$0.60	$0.60	$0.60	$0.24	$0.24

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses
■ Total Company Expenses[4]
■ Common Share Distributions Paid[5]

1. Certain of the information contained herein is unaudited. The information shown above is derived from the 2019 Annual Report and 2020 Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity and debt investments and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. Includes operational and administrative expenses, interest expense, management and incentive fees.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

ECC SUPPLEMENTAL INFORMATION[1]
Quarterly Snapshot Trend



(Figures below are in millions, except for per share amounts and shares outstanding)	Q3 2020 (Unaudited)	Q2 2020 (Unaudited)	Q1 2020 (Unaudited)	Q4 2019	Q3 2019 (Unaudited)
Distributions Received From CLO Equity[2,3]	$17.88	$20.04	$28.75	$29.04	$26.23
Distributions Received From Other Investments[3]	1.81	0.45	0.86	1.11	1.73
Total Portfolio Cash Distributions Received[3]	$19.69	$20.49	$29.61	$30.15	$27.96
Investment Income From CLO Equity	$13.64	$14.04	$16.21	$13.48	$16.09
Investment Income From CLO Debt	0.66	0.69	0.75	0.82	0.78
Investment Income From Loan Accumulation Facilities	1.74	0.65	0.62	0.40	0.88
Total Gross Income	$16.04	$15.38	$17.58	$14.70	$17.75
Cash Flow Treated as Return of Capital	$5.92	$5.56	$15.99	$12.00	$10.81
Operational and Administrative Expense[4]	$0.74	$1.07	$0.79	$0.76	$0.84
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$14.94	$19.95	$25.85	$28.98	$25.34
Called CLO Equity Distributions[3]	2.94	0.09	2.90	0.06	0.89
Distributions Received From CLO Equity[2,3]	$17.88	$20.04	$28.75	$29.04	$26.23
Distributions Received From CLO Debt[3]	0.37	0.45	0.86	0.76	0.70
Distributions Received From Loan Accumulation Facilities[3]	1.44	0.00	0.00	0.35	1.03
Total[3]	$19.69	$20.49	$29.61	$30.15	$27.96
Portfolio Cash Distributions Received per Common Share[2,3,5,6]	$0.62	$0.68	$1.00	$1.08	$1.05
NII and Realized Gain/(Loss) per Common Share[5]	$0.23	$0.28	$0.33	$0.23	$0.37
Weighted Avg of Common Shares for the period	31,739,545	30,288,915	29,510,496	27,739,197	26,540,392
Common Shares Outstanding at end of period	31,757,115	31,675,534	29,794,460	28,632,119	27,164,078

1. Certain of the information contained herein is unaudited. The information shown above is derived from the Company's 2019 Annual Report and 2020 Semiannual Report, and interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period.
4. Excludes interest expense, management fees and incentive fees.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
6. Cash distributions received per share are net of expenses associated with refinance, reset and repricing activities of $0.00, $0.00, $0.02, $0.01 and $0.02 per share for the periods of Q3 2020, Q2 2020, Q1 2020, Q4 2019 and Q3 2019, respectively.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2020

CLO Equity Holdings (as of September 30, 2020)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2020	Cash Received During Q3 2020	Income Accrued During Q2 2020	Return of Capital in Q3 2020	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12 Inc Notes[2]	2020		2.0	5.1	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Ares LI Inc Notes	2019		0.4	3.5	$294	$289	$329	$15	88%	9.87%	2.64%	1.34%	3.53%	3,427	80
Ares XLI Inc Notes	2016	RF Q3-19	0.0	1.3	$215	$406	$297	$126	137%	12.32%	1.92%	1.20%	3.56%	3,541	82
Ares XLIII Inc Notes	2017		0.0	1.5	$267	$446	$365	$98	122%	11.62%	1.92%	1.22%	3.54%	3,490	82
Ares XXXIV Sub Notes[2]	2020		1.5	4.5	$47	$0	$0	$0	NM	10.04%	2.58%	1.25%	3.44%	3,367	80
Avery Point V Inc Notes	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	14.45%	-3.76%	0.98%	3.27%	3,665	51
Bain 2016-2 Inc Notes	2016	RF Q3-19	0.0	0.3	-$23	$31	$43	$31	73%	11.28%	0.20%	1.14%	3.47%	3,246	94
Barings 2018-1 Inc Notes	2018		0.0	2.5	$512	$636	$608	$34	105%	12.92%	1.97%	0.95%	3.34%	3,290	83
Barings 2019-I Inc Notes	2019		0.5	3.5	$344	$242	$374	$17	65%	10.59%	3.02%	1.35%	3.50%	3,303	80
Barings 2019-II Inc Notes	2019		0.5	3.5	$376	$367	$428	$20	86%	12.97%	2.39%	1.35%	3.47%	3,345	82
Barings 2020-I Inc Notes[2]	2020		1.0	3.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
BlueMountain 2013-2 Sub Notes	2013	RS Q4-17	0.0	2.1	$12	$0	$6	$0	0%	14.55%	-1.53%	1.19%	3.34%	3,342	83
BlueMountain 2018-1 Sub Notes	2018		0.0	2.8	$169	$0	$158	$0	0%	14.49%	-0.59%	1.12%	3.55%	3,040	85
BlueMountain XXIV Sub Notes	2019		0.6	3.6	$121	$92	$9	$58	1014%	10.24%	3.66%	1.34%	3.49%	2,994	80
BlueMountain XXV Sub Notes	2019		0.8	3.8	$74	$47	$2	$34	2378%	9.58%	4.42%	1.36%	3.47%	3,280	81
Bowman Park Sub Notes	2015	RF Q1-17	0.0	0.0	$0	$65	$0	$65	NM	16.32%	1.05%	1.18%	3.30%	3,588	55
Brigade Battalion IX Inc Notes	2015	RS Q2-18	0.0	2.8	$565	$538	$545	$9	99%	16.25%	2.89%	1.10%	3.82%	3,451	72
Brigade Battalion XVIII Inc Notes[2]	2020		1.0	3.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Carlyle GMS 2014-5 Sub Notes	2014	RF Q1-17 / RS Q3-18	0.0	2.8	$227	$52	$238	$0	22%	12.68%	0.64%	1.15%	3.40%	3,231	N/A
Carlyle GMS 2017-4 Inc Notes	2017		0.0	2.3	$166	$128	$202	$0	63%	13.61%	1.41%	1.18%	3.46%	3,249	88
CIFC 2013-II Inc Notes	2013	RS Q4-17	0.0	2.0	$283	$362	$322	$0	112%	11.73%	2.39%	1.21%	3.32%	3,233	88
CIFC Funding 2014 Inc Notes	2014	RF Q2-17 / RS Q1-18	0.0	2.3	$267	$384	$334	$11	115%	10.93%	2.19%	1.11%	3.33%	3,179	90
CIFC Funding 2014-III Inc Notes	2014	RF Q3-17 / RS Q4-18	0.1	3.1	$324	$392	$353	$65	111%	11.63%	2.30%	1.21%	3.40%	3,228	89
CIFC Funding 2014-IV Inc Notes	2018	RF Q1-17 / RS Q4-18	0.1	1.0	$77	$102	$112	$0	91%	10.93%	3.26%	1.14%	3.37%	3,147	89
CIFC Funding 2015-III Inc Notes	2015	RS Q1-18	0.0	0.5	$225	$381	$261	$141	146%	11.59%	3.52%	0.87%	3.37%	3,269	90
CIFC Funding 2019-III Sub Notes	2019		0.8	3.8	$69	$61	$72	$0	84%	6.84%	5.11%	1.39%	3.44%	3,113	83
CIFC Funding 2019-IV Inc Notes	2019		0.8	3.8	$372	$350	$393	$14	89%	5.37%	5.15%	1.30%	3.45%	3,066	80
CIFC Funding 2020-I Inc Notes	2020		0.8	2.8	$209	$0	$0	$0	NM	2.95%	4.91%	1.72%	3.60%	N/A	N/A
CSAM Madison Park XL Sub Notes	2013	RS Q2-17	0.0	1.7	$197	$424	$188	$224	226%	16.66%	2.23%	1.24%	3.49%	3,466	81
CSAM Madison Park XLIV Sub Notes	2018		0.2	3.3	$211	$215	$222	$2	97%	19.02%	2.95%	1.39%	3.50%	3,138	81
CSAM Madison Park XXI Sub Notes	2016	RS Q4-19	1.0	4.0	$90	$30	$88	$0	33%	17.39%	3.08%	1.37%	3.57%	3,055	77
CSAM Madison Park XXII Sub Notes	2016	RS Q1-20	1.3	4.3	$175	$126	$174	$0	73%	15.74%	3.21%	1.27%	3.50%	3,381	76
CSAM Madison Park XXXII Sub Notes	2019		0.3	3.3	$182	$165	$194	$0	85%	17.63%	2.84%	1.40%	3.53%	3,139	79
Cutwater 2015-I Inc Notes	2015	RS Q4-18	0.0	0.0	$0	$88	-$604	$88	-15%	19.73%	-0.17%	1.22%	4.19%	3,653	74
DeAM Flagship VIII Inc Notes	2014	RF Q1-17 / RF Q2-18	0.0	0.0	$0	$427	$0	$427	NM	21.78%	-5.34%	0.85%	3.23%	3,617	51
DFG Vibrant V Sub Notes	2016	RF Q4-19	0.0	0.8	$5	$84	$32	$61	263%	9.69%	0.13%	1.25%	3.57%	3,149	70
Eaton Vance 2015-1 Sub Notes	2015		0.0	2.3	$173	$157	$39	$80	402%	8.03%	2.09%	1.09%	3.36%	3,066	77
GSO Bristol Park Inc Notes	2016	RF Q1-20	0.3	1.3	$759	$886	$782	$78	113%	13.08%	3.72%	0.99%	3.38%	3,270	79
GSO Dewolf Park Inc Notes	2017		0.0	2.0	$160	$182	$187	$3	98%	13.62%	4.53%	1.21%	3.42%	3,351	82
GSO Greenwood Park Sub Notes	2018		0.0	2.5	$57	$53	$59	$0	90%	12.96%	4.03%	1.02%	3.38%	3,326	84
HarbourView VII Sub Notes	2018	RF Q1-17 / RS Q2-18	0.0	2.8	$0	$0	$6	$0	0%	6.62%	-3.97%	1.13%	3.32%	2,864	78
HLA 2014-3 Sub Notes	2014	RF Q3-17	0.0	0.0	$0	$0	$0	$0	NM	18.96%	-14.54%	1.10%	3.74%	3,535	46
Marathon VI Sub Notes	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	22.63%	-5.74%	0.92%	3.80%	3,737	70
Marathon VII Sub Notes	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	30.31%	-10.46%	1.32%	3.98%	4,072	40

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of September 30, 2020, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.

ECC SUPPLEMENTAL INFORMATION[1]
Portfolio Details – Q3 2020 (Cont.)



CLO Equity Holdings (as of September 30, 2020)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2020	Cash Received During Q3 2020	Income Accrued During Q2 2020	Return of Capital in Q3 2020	Q3 Cash Received as % of Prior Qtr Accrual	CCC+/Caa1 or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Marathon VIII Inc Notes	2015	RS Q3-18	0.0	3.0	$189	$0	$218	$0	0%	20.32%	-2.32%	1.25%	3.99%	3,655	73
Marathon X Sub Notes	2017		0.0	1.1	$0	$0	$0	$0	NM	13.54%	-1.58%	1.25%	3.85%	3,472	80
Marathon XI Sub Notes	2018		0.0	2.6	$41	$0	$52	$0	0%	14.83%	-1.52%	1.15%	3.85%	3,435	81
Marathon XII Sub Notes	2018	RF Q3-20	0.0	2.5	$81	$13	$103	$0	13%	13.86%	-0.04%	1.18%	3.84%	3,437	75
Octagon 26 Inc Notes	2016	RS Q2-18	0.0	2.8	$421	$383	$433	$4	89%	10.65%	0.94%	1.05%	3.62%	3,019	82
Octagon 27 Inc Notes	2016	RS Q3-18 / RP Q3-20	0.0	2.8	$310	$280	$303	$6	92%	10.46%	0.87%	1.09%	3.62%	3,006	81
Octagon 44 Inc Notes	2019		0.8	3.8	$416	$371	$424	$2	88%	10.90%	3.71%	1.30%	3.72%	3,041	78
Octagon 46 Inc Notes	2020		0.8	2.8	$203	$0	$0	$0	NM	6.36%	5.50%	1.65%	3.77%	N/A	N/A
Octagon XIV Sub Notes and Inc Notes	2012	RS Q2-17	0.0	1.8	$179	$231	$240	$37	96%	11.33%	0.68%	1.19%	3.62%	2,980	81
Octagon XIX Sub Notes	2014	RF Q1-17	0.0	0.0	$0	$0	$0	$0	NM	17.76%	3.14%	0.00%	3.46%	3,347	41
OFSI BSL VIII Inc Notes	2017		0.0	0.9	$138	$264	$192	$82	138%	10.42%	1.03%	1.32%	3.69%	3,254	74
Prudential Dryden 53 Inc Notes	2018		0.0	2.3	$227	$248	$217	$41	114%	10.85%	4.01%	1.12%	3.34%	3,129	96
Prudential Dryden 64 Sub Notes	2018		0.0	2.5	$385	$274	$189	$12	145%	12.10%	2.55%	0.97%	3.35%	3,162	94
Prudential Dryden 68 Inc Notes	2019		0.8	3.8	$376	$352	$386	$10	91%	9.53%	4.06%	1.31%	3.37%	3,071	92
Prudential Dryden 66 Euro Sub Notes	2018		0.3	2.8	$22	$44	$23	$0	195%	6.85%	3.85%	0.96%	3.91%	3,362	53
Prudential Dryden 85 Inc Notes[2]	2020		1.0	3.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Steele Creek 2015-1 Sub Notes	2015	RS Q2-17	0.0	0.6	$41	$288	$53	$216	545%	12.07%	0.72%	1.26%	3.54%	3,109	76
Steele Creek 2018-1 Inc Notes	2018		0.0	2.5	$382	$395	$392	$21	101%	16.22%	1.22%	1.01%	3.54%	3,235	75
Steele Creek 2019-1 Inc Notes	2019		0.5	3.5	$247	$190	$260	$14	73%	10.43%	4.07%	1.47%	3.54%	3,065	74
Credit Lake Shore MM I Inc Notes	2019		0.0	0.5	$409	$589	$470	$121	125%	23.31%	4.22%	1.70%	5.07%	3,797	53
Credit Wind River 2013-2 Inc Notes	2013	RS Q4-17	0.0	2.0	$175	$0	$178	$0	0%	13.67%	-1.31%	1.23%	3.64%	3,324	76
Credit Wind River 2014-1 Sub Notes	2014	RF Q1-17 / RS Q2-18	0.0	2.8	$152	$32	$161	$0	20%	13.73%	0.19%	1.05%	3.58%	3,216	76
Credit Wind River 2014-2 Inc Notes	2014	RS Q1-18	0.0	2.3	$8	$31	$19	$0	160%	9.37%	0.68%	1.14%	3.43%	3,026	78
Credit Wind River 2014-3 Sub Notes	2015	RF Q2-17 / RS Q3-18	0.0	3.1	$183	$0	$172	$0	0%	12.70%	-0.51%	1.40%	3.68%	3,304	70
Credit Wind River 2016-1 Inc Notes	2016	RF Q3-18	0.0	0.0	$104	$379	$140	$253	272%	14.18%	1.25%	1.05%	3.47%	3,259	80
Credit Wind River 2017-1 Inc Notes	2017	RF Q4-19	0.0	0.5	$208	$449	$258	$198	174%	9.84%	2.44%	1.14%	3.51%	3,157	80
Credit Wind River 2017-3 Inc Notes	2017		0.0	2.0	$431	$523	$443	$78	118%	14.33%	3.49%	1.25%	3.51%	3,247	82
Credit Wind River 2018-1 Inc Notes	2018		0.0	2.8	$508	$596	$509	$91	117%	11.55%	2.36%	1.07%	3.51%	3,201	79
Credit Wind River 2019-2 Inc Notes	2019		1.1	4.1	$431	$619	$407	$226	152%	6.21%	4.91%	1.48%	3.74%	2,857	72
Zais 3 Inc Notes	2015	RS Q2-18	0.0	2.8	$277	$27	$369	$0	7%	16.52%	-2.93%	1.21%	4.05%	3,467	91
Zais 5 Sub Notes	2016		0.0	0.0	$0	$0	$0	$0	NM	16.59%	-3.72%	1.53%	4.02%	3,564	80
Zais 6 Sub Notes	2017		0.0	0.8	-$343	$0	$141	$0	0%	15.55%	-3.16%	1.38%	3.99%	3,523	91
Zais 7 Inc Notes	2017		0.0	1.5	$129	$0	$237	$0	0%	15.46%	-2.33%	1.29%	4.02%	3,474	93
Zais 8 Sub Notes	2018		0.0	0.5	$0	$0	-$11	$0	0%	18.59%	-4.30%	0.95%	4.04%	3,533	86
Zais 9 Sub Notes	2018	RP Q3-20	0.0	2.8	$26	$0	$49	$0	0%	13.41%	-2.57%	1.20%	3.98%	3,415	91
ALM VIII Preferred Shares	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Apidos XIV Sub Notes	2013	Called Q3-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Atrium XI Sub Notes	2014	RF Q2-17 / Call & Roll Q4-18	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park VIII Sub Notes	2012	Called Q1-17	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
GSO Birchwood Park Inc Notes	2014	RF Q1-17 / Called Q3-18	0.0	0.0	$0	$6	$0	$6	NM	N/A	N/A	N/A	N/A	N/A	N/A
OHA Credit Partners IX Sub Notes	2013	RF Q2-17 / Called Q3-20	0.0	0.0	$0	$2,932	$0	$2,932	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			0.2	2.6	$13,557	$17,726	$13,839	$6,053		13.59%	1.12%	1.20%	3.59%	3,324	77
Positions no longer held as of September 30, 2020					$85	$150	$202	-$132							
Total including positions no longer held as of September 30, 2020					$13,643	$17,876	$14,041	$5,921							

1. The portfolio level data contained herein is unaudited and derived from the Company's 2020 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts in thousands.
2. As of September 30, 2020, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which lookthrough data is not yet available.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Holdings as of October 2020

CLO Equity Holdings (as of October 31, 2020)	Cash Received During Q4 2020	Cash Received During Q3 2020	QoQ Change	Junior OC Cushion
October CLO Equity Payers				
Anchorage Credit Funding 12 Inc Notes[3]	N/A	N/A	N/A	N/A
Ares XXXIV Sub Notes	$475	$0	$475	2.64%
Ares XXXIX Sub Notes[4]	$0	$66	-$66	0.83%
Ares LI Inc Notes	$502	$289	$213	2.90%
Ares XLI Inc Notes	$752	$406	$346	1.91%
Ares XLIII Inc Notes	$819	$446	$373	1.91%
Avery Point V Inc Notes	$0	$0	$0	-4.75%
Bain 2016-2 Inc Notes	$587	$31	$556	0.50%
Barings 2018-1 Inc Notes	$1,047	$636	$411	1.77%
Barings 2019-I Inc Notes	$433	$242	$191	3.42%
Barings 2019-II Inc Notes	$631	$367	$264	2.50%
Barings 2020-I Inc Notes[3]	N/A	N/A	N/A	5.60%
BlueMountain 2013-2 Sub Notes	$0	$0	$0	-1.69%
BlueMountain 2018-1 Sub Notes	$0	$0	$0	-0.03%
BlueMountain XXIV Sub Notes	$153	$92	$60	4.06%
BlueMountain XXV Sub Notes	$83	$47	$35	4.44%
Brigade Battalion IX Inc Notes	$887	$538	$349	3.33%
Brigade Battalion XVIII Inc Notes[3]	N/A	N/A	N/A	5.50%
Carlyle GMS 2014-5 Sub Notes	$158	$52	$106	0.73%
Carlyle GMS 2017-4 Inc Notes	$327	$128	$199	1.65%
CIFC 2013-II Inc Notes	$543	$362	$181	2.42%
CIFC Funding 2014 Inc Notes	$576	$384	$192	2.45%
CIFC Funding 2014-III Inc Notes	$615	$392	$224	2.07%
CIFC Funding 2014-IV Inc Notes	$150	$102	$49	3.24%
CIFC Funding 2015-III Inc Notes	$483	$381	$103	3.01%
CIFC Funding 2019-III Sub Notes	$107	$61	$46	4.76%
CIFC Funding 2019-IV Inc Notes	$529	$350	$179	4.56%
CIFC Funding 2020-I Inc Notes[2]	$208	$0	$208	5.01%
CSAM Madison Park XLIV Sub Notes	$333	$215	$118	2.88%
CSAM Madison Park XXI Sub Notes	$175	$30	$145	3.03%
CSAM Madison Park XXII Sub Notes	$266	$126	$140	3.07%
CSAM Madison Park XXXII Sub Notes	$288	$165	$123	2.74%
Cutwater 2015-I Inc Notes	$357	$88	$269	-0.35%
DeAM Flagship VIII Inc Notes	$87	$427	-$341	-4.46%
DFG Vibrant V Sub Notes	$81	$84	-$4	0.46%
Eaton Vance 2015-1 Sub Notes	$248	$157	$90	2.17%
GSO Bristol Park Inc Notes	$1,623	$886	$737	3.56%
GSO Dewolf Park Inc Notes	$298	$182	$116	4.26%
GSO Greenwood Park Sub Notes	$88	$53	$35	4.03%
HarbourView VII Sub Notes	$0	$0	$0	-3.77%
HLA 2014-3 Sub Notes	$0	$0	$0	-15.04%
Marathon VII Sub Notes	$0	$0	$0	-10.86%
Marathon VIII Inc Notes	$0	$0	$0	-1.86%
Marathon XI Sub Notes	$0	$0	$0	-1.33%
Marathon XII Sub Notes	$96	$13	$83	0.18%
Octagon 26 Inc Notes	$684	$383	$301	1.29%
Octagon 27 Inc Notes	$491	$280	$211	1.28%

CLO Equity Holdings (as of October 31, 2020)	Cash Received During Q4 2020	Cash Received During Q3 2020	QoQ Change	Junior OC Cushion
October CLO Equity Payers (Continued)				
Octagon 44 Inc Notes	$636	$371	$264	4.13%
Octagon 46 Inc Notes[3]	N/A	N/A	N/A	5.93%
Octagon XIV Sub Notes and Inc Notes	$831	$231	$600	1.17%
Octagon XIX Sub Notes[4]	$0	$0	$0	3.23%
Octagon 50 Inc Notes[3]	N/A	N/A	N/A	N/A
OFSI BSL VIII Inc Notes	$379	$264	$116	1.21%
Prudential Dryden 53 Inc Notes	$426	$248	$178	4.01%
Prudential Dryden 56 Euro Sub Notes[4]	$0	$84	-$84	3.04%
Prudential Dryden 64 Sub Notes	$546	$274	$272	2.55%
Prudential Dryden 68 Inc Notes	$554	$352	$202	4.06%
Prudential Dryden 66 Euro Sub Notes	$56	$44	$12	3.85%
Prudential Dryden 85 Inc Notes[3]	N/A	N/A	N/A	5.50%
Steele Creek 2018-1 Inc Notes	$559	$395	$163	1.38%
Steele Creek 2019-1 Inc Notes	$302	$190	$112	4.04%
Credit Lake Shore MM I Inc Notes	$803	$589	$214	2.63%
Credit Wind River 2013-2 Inc Notes	$0	$0	$0	-0.84%
Credit Wind River 2014-1 Sub Notes	$405	$32	$373	0.95%
Credit Wind River 2014-2 Inc Notes	$62	$31	$31	0.98%
Credit Wind River 2014-3 Sub Notes	$95	$0	$95	1.28%
Credit Wind River 2016-1 Inc Notes	$676	$379	$297	1.20%
Credit Wind River 2017-1 Inc Notes	$650	$449	$201	2.68%
Credit Wind River 2017-3 Inc Notes	$765	$523	$243	3.53%
Credit Wind River 2018-1 Inc Notes	$763	$596	$166	2.59%
Credit Wind River 2019-2 Inc Notes	$601	$619	-$18	5.22%
Zais 3 Inc Notes	$0	$27	-$27	-2.93%
Zais 5 Sub Notes	$0	$0	$0	-3.24%
Zais 6 Sub Notes	$0	$0	$0	-3.19%
Zais 7 Inc Notes	$0	$0	$0	-1.17%
Zais 8 Sub Notes	$0	$0	$0	-4.14%
Zais 9 Sub Notes	$0	$0	$0	-2.86%
November CLO Equity Payers[5]				
Bowman Park Sub Notes	$0	$65	-$65	1.19%
CSAM Madison Park XL Sub Notes	$0	$424	-$424	2.23%
Marathon VI Sub Notes	$0	$0	$0	-5.41%
Marathon X Sub Notes	$0	$0	$0	-1.63%
Steele Creek 2015-1 Sub Notes	$0	$288	-$288	0.72%
Called CLO Equity Holdings[6]				
ALM VIII Preferred Shares	$0	$0	$0	N/A
Apidos XIV Sub Notes	$0	$0	$0	N/A
CSAM Atrium XI Sub Notes	$0	$0	$0	N/A
CSAM Madison Park VIII Sub Notes	$0	$0	$0	N/A
GSO Birchwood Park Inc Notes	$1	$6	-$5	N/A
OHA Credit Partners IX Sub Notes	$65	$2,932	-$2,866	N/A
Total/Weighted Average[7]	**$24,354**	**$17,876**	**$6,478**	**1.36%**

1. The portfolio level data contained herein is unaudited and derived from the Company interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt and loan accumulation facilities. Dollar amounts are in thousands. Cash payments reflected are through October 31, 2020.
2. The CLO made its first payment in Q4 2020, or, in the case of secondary purchases, had made its first payment since the Company owned the security.
3. The CLO has not yet made its first payment.
4. Security no longer held by the Company as of October 31, 2020.
5. The Q4 2020 payment date for the security is after October 31, 2020.
6. These CLOs were called and final equity payments were pending as of the last day of the quarter.
7. Weighted average excludes called deals and newly issued CLOs for which lookthrough data is not yet available.

No representation is being made as to the applicability of historical statistics to future periods. Please see Important Information on page 1.

27



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

EAGLE POINT CREDIT COMPANY

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2020)	Effective Yield as of June 30, 2020[1]	Effective Yield as of September 30, 2020[1]	Change in Effective Yield
Anchorage Credit Funding 12 Inc Notes[2]		8.50%	New
Ares XXXIV Sub Notes[2]		18.43%	New
Ares XLI Inc Notes	7.83%	5.47%	-2.36%
Ares XLIII Inc Notes	9.18%	6.44%	-2.75%
Ares LI Inc Notes	13.81%	12.25%	-1.56%
Bain Avery Point V Inc Notes	0.00%	0.00%	
Bain 2016-2 Inc Notes	0.00%	0.00%	
Barings 2018-1 Inc Notes	15.81%	12.63%	-3.18%
Barings 2019-I Inc Notes	17.31%	15.48%	-1.83%
Barings 2019-II Inc Notes	16.11%	13.75%	-2.37%
Barings 2020-I Inc Notes[2]		18.60%	New
BlueMountain 2013-2 Sub Notes	0.33%	1.97%	1.63%
BlueMountain 2018-I Sub Notes	56.48%	53.61%	-2.87%
BlueMountain XXIV Sub Notes	22.46%	22.69%	0.23%
BlueMountain XXV Sub Notes	22.80%	23.08%	0.27%
Brigade Battalion IX Inc Notes	17.79%	17.98%	0.19%
Brigade Battalion XVIII Inc Notes[2]		18.60%	New
Carlyle GMS 2014-5 Sub Notes	27.38%	21.15%	-6.23%
Carlyle GMS 2017-4 Inc Notes	14.41%	11.08%	-3.32%
CIFC Funding 2013-II Inc Notes	16.42%	15.11%	-1.31%
CIFC Funding 2014 Inc Notes	14.62%	11.83%	-2.78%
CIFC Funding 2014-III Inc Notes	14.27%	14.00%	-0.27%
CIFC Funding 2014-IV Inc Notes	10.28%	7.26%	-3.02%
CIFC Funding 2015-III Inc Notes	18.31%	16.95%	-1.36%
CIFC Funding 2019-III Sub Notes	12.34%	12.32%	-0.02%
CIFC Funding 2019-IV Inc Notes	14.25%	13.76%	-0.49%
CIFC Funding 2020-I Inc Notes	15.40%	16.89%	1.49%
CSAM Madison Park XXI Sub Notes	13.95%	14.09%	0.14%
CSAM Madison Park XXII Sub Notes	16.41%	16.24%	-0.17%
CSAM Madison Park XXXII Sub Notes	16.51%	15.83%	-0.68%
CSAM Madison Park XL Sub Notes	13.71%	13.70%	-0.02%
CSAM Madison Park XLIV Sub Notes	15.46%	15.05%	-0.41%
Cutwater 2015-I Inc Notes	0.00%	0.00%	
DeAM Flagship VIII Inc Notes	0.00%	0.00%	
DFG Vibrant V Sub Notes	2.98%	0.00%	-2.98%
Eaton Vance 2015-1 Sub Notes	27.97%	28.59%	0.62%
GSO Bowman Park Sub Notes	0.00%	0.00%	
GSO Bristol Park Inc Notes	13.97%	12.74%	-1.22%
GSO Dewolf Park Inc Notes	12.74%	10.79%	-1.95%
GSO Greenwood Park Sub Notes	19.77%	17.62%	-2.15%
HarbourView VII Sub Notes	1.70%	0.00%	-1.70%
HLA 2014-3 Sub Notes	0.00%	0.00%	
Marathon VI Sub Notes	0.00%	0.00%	
Marathon VII Sub Notes	0.00%	0.00%	
Marathon VIII Inc Notes	7.12%	7.33%	0.20%
Marathon X Sub Notes	0.00%	0.08%	0.08%

CLO Equity Holdings (as of September 30, 2020)	Effective Yield as of June 30, 2020[1]	Effective Yield as of September 30, 2020[1]	Change in Effective Yield
Marathon XI Sub Notes	11.32%	8.85%	-2.47%
Marathon XII Sub Notes	10.05%	8.27%	-1.79%
Octagon 26 Inc Notes	26.20%	25.52%	-0.68%
Octagon 27 Inc Notes	18.94%	20.29%	1.35%
Octagon 44 Inc Notes	16.12%	16.26%	0.14%
Octagon 46 Inc Notes	16.10%	16.61%	0.51%
Octagon XIV Inc Notes	7.43%	4.07%	-3.36%
Octagon XIV Sub Notes	7.43%	4.07%	-3.36%
Octagon XIX Sub Notes	0.00%	0.00%	
OFSI BSL VIII Inc Notes	12.06%	8.30%	-3.76%
Prudential Dryden 53 Inc Notes	16.13%	18.05%	1.92%
Prudential Dryden 64 Sub Notes	33.34%	35.72%	2.37%
Prudential Dryden 66 Euro CLO 2018 Sub Notes	7.97%	8.40%	0.42%
Prudential Dryden 68 Inc Notes	15.53%	15.45%	-0.09%
Prudential Dryden 85 Inc Notes[2]		15.70%	New
Steele Creek CLO 2015-1 Sub Notes	5.91%	0.00%	-5.91%
Steele Creek CLO 2018-1 Inc Notes	18.63%	18.69%	0.06%
Steele Creek CLO 2019-1 Inc Notes	15.93%	15.12%	-0.81%
Credit Lake Shore MM I Inc Notes	17.26%	14.41%	-2.85%
Credit Wind River 2013-2 Inc Notes	9.95%	8.72%	-1.23%
Credit Wind River 2014-1 Sub Notes	12.36%	11.15%	-1.22%
Credit Wind River 2014-2 Inc Notes	7.33%	1.93%	-5.40%
Credit Wind River 2014-3 Sub Notes	10.11%	10.91%	0.80%
Credit Wind River 2016-1 Inc Notes	5.12%	3.96%	-1.16%
Credit Wind River 2017-1 Inc Notes	9.08%	7.01%	-2.07%
Credit Wind River 2017-3 Inc Notes	13.18%	12.59%	-0.59%
Credit Wind River 2018-1 Inc Notes	18.04%	18.07%	0.03%
Credit Wind River 2019-2 Inc Notes	16.89%	19.15%	2.27%
Zais 3 Inc Notes	14.93%	10.59%	-4.34%
Zais 5 Sub Notes	0.00%	0.00%	
Zais 6 Sub Notes	6.80%	0.00%	-6.80%
Zais 7 Inc Notes	10.17%	4.94%	-5.23%
Zais 8 Sub Notes	0.00%	0.00%	
Zais 9 Sub Notes	8.76%	4.60%	-4.16%
Weighted Average	**12.37%**	**11.48%**	
Called CLO Equity Holdings[3]			
ALM VIII Preferred Shares	0.00%	0.00%	
CSAM Atrium XI Sub Notes	0.00%	0.00%	
CSAM Madison Park VIII Sub Notes	0.00%	0.00%	
CVC Apidos XIV Sub Notes	0.00%	0.00%	
GSO Birchwood Park Inc Notes	0.00%	0.00%	
OHA Credit Partners IX Sub Notes	0.00%	0.00%	
Weighted Average	**12.31%[4]**	**11.42%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's September 30, 2020 unaudited financial statements and 2020 Semiannual Report.
2. Not held as of September 30, 2020.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of June 30, 2020 (inclusive of securities sold during Q3 2020 and not reflected in this schedule) was 12.30%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q3 2020 is 11.03%.

Additional Information



Loan Accumulation Facility Holdings (as of September 30, 2020)	Capital Invested	Income Accrued During Q3 2020	Cash Received During Q3 2020	Realized Gain/(Loss)
Steamboat V, Ltd., Income Notes[2]	$17.30	$0.92	$0.90	$0.09
Steamboat VI, Ltd., Income Notes[2]	13.76	0.37	0.54	0.03
Steamboat VIII, Ltd., Income Notes	1.10	0.02	0.00	0.00
Steamboat XII, Ltd., Income Notes	2.21	0.05	0.00	0.00
Steamboat XV, Ltd., Income Notes	2.73	0.00	0.00	0.00
Sub Total	$37.10	$1.36	$1.44	$0.12
Prior Loan Accumulation Facilities[3]				
Anchorage Credit Funding 12, Ltd., Income Notes	$8.42	$0.01	$0.00	$0.02
Barings CLO Ltd. 2020-I, Income Notes	4.18	0.06	0.00	$0.01
Steamboat VII Ltd., Income Notes	7.72	0.31	0.00	$0.20
Sub Total	$20.32	$0.38	$0.00	$0.23
Total Loan Accumulation Facilities		$1.74	$1.44	$0.35

Reconciliation to U.S. GAAP Unaudited Financial Statements (as of September 30, 2020)	Income Accrued During Q3 2020
CLO Equity	$13.64
CLO Debt	0.66
Loan Accumulation Facilities	1.74
Total	$16.04

CLO Debt Holdings (as of September 30, 2020)	Capital Invested	Income Accrued During Q3 2020	Cash Received During Q3 2020
Apidos CLO XXXII, Class D Notes	$0.57	$0.01	$0.00
Ares LI CLO Ltd., Class E Notes	0.78	0.00	0.00
Avery Point V CLO, Limited Class F Notes	0.85	0.02	0.00
Battalion CLO X Ltd., Class C-R Notes	2.19	0.02	0.02
Battalion CLO 18 Ltd., Class D-2 Notes	1.82	0.00	0.00
Carlyle US CLO 2019-3, Ltd., Class D Notes	1.36	0.01	0.00
CIFC Funding 2015-III, Ltd., Class F-R Notes	2.37	0.05	0.05
Cutwater 2015-I, Ltd., Class E-R Notes	2.76	0.04	0.00
Dryden 53 CLO, Ltd., Class F Notes	0.81	0.02	0.02
Dryden 64 CLO, Ltd., Class D Notes	0.62	0.00	0.00
Dryden 85 CLO, Ltd., Class A-2 Notes	2.40	0.00	0.00
Flagship CLO VIII, Ltd., Class F-R Notes	8.18	0.14	0.00
HarbourView CLO VII -R, Ltd., Class F Notes	0.73	0.02	0.00
Marathon CLO VII Ltd., Class D Notes	2.99	0.05	0.00
Marathon CLO VIII Ltd., Class D-R Notes	4.15	0.07	0.00
Marathon CLO XI Ltd., Class D Notes	1.65	0.03	0.03
OCP CLO 2018-15, Ltd., Class D Notes	0.56	0.00	0.00
Octagon Investment Partners 27, Ltd., Class F-R Notes	0.84	0.02	0.02
OZLM XXII, Ltd., Class D Notes	0.90	0.01	0.02
RR 4 Ltd, Class C Notes	0.71	0.00	0.00
Steele Creek CLO 2019-1, Ltd., Class E Notes	2.71	0.06	0.06
Sub Total	$39.95	$0.57	$0.22
Prior CLO Debt Holdings			
ALM XVI, Ltd., Class C-R2 Notes	$1.22	$0.01	$0.01
Avery Point V CLO, Limited Class E Notes	3.86	0.02	0.06
Catamaran CLO 2014-1 Ltd., Class A-1A Notes	2.69	0.01	0.02
Halcyon Loan Advisors Funding 2013-1, Ltd. Class B Notes	0.39	0.00	0.00
Halcyon Loan Advisors Funding 2013-2, Ltd. Class C Notes	0.42	0.00	0.00
Halcyon Loan Advisors Funding 2014-2, Ltd. Class B-R Notes	1.07	0.01	0.01
Octagon Investment Partners 46, Ltd., Class D Notes	1.25	0.00	0.00
OZLM Funding IV, Ltd., Class A-1-R Notes	2.68	0.01	0.02
OZLM XVIII, Ltd., Class A Notes	2.52	0.00	0.00
Telos CLO 2013-3, Ltd., Class B-R Notes	2.83	0.01	0.01
THL Credit Wind River 2013-2 CLO Ltd., Class A-R Notes	2.91	0.01	0.01
Zais CLO 8, Limited, Class A Notes	6.63	0.01	0.01
Sub Total	$28.47	$0.09	$0.15
Total CLO Debt		$0.66	$0.37

1. The portfolio level data contained herein is derived from the Company's September 30, 2020 unaudited financial statements, and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Dollar amounts in millions.
2. The Loan Accumulation Facility partially converted into a CLO. Invested capital, income accrued, cash received and realized gains represent the aggregated amounts of the outstanding and converted Loan Accumulation Facilities.
3. The Loan Accumulation Facility has priced into a CLO transaction and is not reflected in the September 30, 2020 unaudited financial statements.





ECC SUPPLEMENTAL INFORMATION

Portfolio Investments and Underlying Portfolio Characteristics

As of September 30, 2020, ECC's portfolio was invested across 111 investments

Summary of ECC's Portfolio of Investments[1]

CLO Debt 6.6%
(21 Investments)
Loan Accumulation Facilities 4.6%
(5 Investments)
CLO Equity 88.8%
(85 Investments)

Cash: -$3.9 million

Summary of Underlying Portfolio Characteristics[2]

	Q3 2020	Q2 2020	Q1 2020	Q4 2019	Q3 2019
Number of Unique Underlying Loan Obligors	1,484	1,513	1,523	1,541	1,534
Largest Exposure to an Individual Obligor	0.97%	0.93%	0.94%	0.93%	0.94%
Average Individual Loan Obligor Exposure	0.07%	0.07%	0.07%	0.06%	0.07%
Top 10 Loan Obligors Exposure	5.89%	5.82%	5.77%	5.97%	5.97%
Currency: USD Exposure	99.86%	99.63%	99.81%	99.62%	99.62%
Aggregate Indirect Exposure to Senior Secured Loans[3]	98.06%	98.10%	97.85%	97.93%	97.97%
Weighted Average Junior Overcollateralization (OC) Cushion	1.12%	0.83%	3.47%	3.86%	4.34%
Weighted Average Market Value of Loan Collateral	93.59%	90.05%	82.32%	96.59%	96.01%
Weighted Average Stated Loan Spread	3.59%	3.55%	3.57%	3.61%	3.59%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.6 years	4.7 years	4.9 years	4.9 years	4.9 years
Weighted Average Remaining CLO Reinvestment Period	2.6 years	2.7 years	2.9 years	2.9 years	3.1 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2020.
2. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2020 and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting period.
3. We obtain exposure in underlying senior secured loans indirectly through our investments in CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity and loan accumulation facility portfolio.

ECC SUPPLEMENTAL INFORMATION
Obligor and Industry Exposures



As of September 30, 2020, ECC has exposure to 1,484 unique underlying borrowers across a range of industries

Obligor and Industry Exposure				
Top 10 Underlying Obligors[1]	**% Total**	**Top 10 Industries of Underlying Obligors[1,2]**		**% Total**
Altice	1.0%	Technology		10.7%
TransDigm	0.7%	Health Care		8.7%
American Airlines Inc	0.7%	Publishing		7.9%
Asurion	0.6%	Telecommunications		5.5%
Sinclair Television Group	0.5%	Commercial Services & Supplies		5.1%
CenturyLink	0.5%	Financial Intermediaries		5.0%
Caesars Entertainment	0.5%	Lodging & Casinos		4.8%
Univision Communications	0.5%	Building & Development		3.5%
Bass Pro Group LLC	0.5%	Chemicals & Plastics		3.3%
Dell Inc	0.4%	Diversified Insurance		3.1%
Total	**5.9%**	**Total**		**57.5%**

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2020 and this data may not be representative of current or future holdings.
2. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown; if they were reflected, they would represent 3.9%. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

Maturity Distribution of Underlying Obligors

Only 5.4% of ECC's underlying loan portfolio is scheduled to mature prior to 2023

Maturity Distribution of Underlying Obligors[1]


% of Fund Exposure
30%
20%
10%
0%
0.1%
1.4%
3.9%
10.6%
23.2%
29.0%
20.0%
11.8%
2020
2021
2022
2023
2024
2025
2026
2027+
Maturity

1. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO", equity and related investments (i.e., loan accumulation facilities) held by the Company as of September 30, 2020 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2020 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2020 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2020 and this data may not be representative of current or future holdings.



SELECTED MARKET DATA



SELECTED MARKET DATA
Credit Fundamentals



Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]



Source: S&P LCD.
1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2020, this included approximately $183 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.

SELECTED MARKET DATA
Credit Fundamentals





Annual Revenue Change (YoY) for Below Investment Grade Companies[1]



Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

Source: S&P LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the S&P/LSTA Leveraged Loan Index. As of June 30, 2020, this included approximately $183 billion of outstanding loans.

SELECTED MARKET DATA
Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Volume in billions

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches
2011	$15.3	$24.1
2012	$70.5	$35.4
2013	$36.6	$42.7
2014	$32.3	$47.7
2015	$39.1	$52.0
2016	$37.8	$52.2
2017	$42.1	$26.2
2018	$28.2	$45.7
2019	$36.1	$74.8
YTD 2020	$39.4	$110.1

Investment Grade Rated CLO Tranches

Non-Investment Grade Rated CLO Trenches

There was over $85 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is published and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of September 30, 2020.

COMPANY INFORMATION





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510